Contact

www.linkedin.com/in/walshgroupinc
(LinkedIn)

Top Skills

Executive Leader
Strategy Development
Financial Management

Bill Walsh - MBA , CEO, COO, CFO

Executive Leader, Strategist and Problem Solver
Detroit Metropolitan Area

Summary

Entrepreneurial leader and strategist motivating cross functional teams to achieve operational excellence and increase shareholder value. Bill employs his operations and financial management expertise and strategic problem solving skills to develop growth, increase profits, and improve entity market value. Solid track record leading organizations to the next level or developing a successful sale or merger.

Core Skills Summary- CEO COO CFO

Full Profit & Loss	Operations Management
Continuous Improvement	IT Systems ERP, CRM, Finance
Start-ups	Turnarounds
Mergers & Acquisitions	Due Diligence
Business Development	Acquisition Integration
Contracts Negotiation and Compliance
Performance Improvement	Metric System Implementation
TS16949 Systems	Lean Operations	Sustainable Common Sense Solutions

Accomplishments:
*Worked directly with Remy International's executive team conducting the negotiation, due diligence and acquisition of USA Industries, L.L.C. of Bay Shore, NY. Later deployed as Remy's Integration Manager and Acting Plant Manager for the $35 million automotive component remanufacturing operation with over 340 employees and 200,000 sf of floor space located on Long Island, NY.
•Transformed a $5 million progressive die stamper into a $75 million supplier of engineered and patented electrical connecting devices.

•Incubated a start-up medical instrumentation distribution and service company that grew to $25 million in sales in 5 years.
•Negotiated the sale of numerous companies with transactions valued at over $150 million.
•Created a global reputation for management excellence achieving TS16949 registration.
•Drove the defect rate for all production parts to less than 2 parts per million exceeding 6-Sigma.

Experience

The Walsh Group Inc
President
1992 - Present (32 years)
Northville, MI

Current Assignments:
CAO at GLW-leading the Finance and HR efforts for this company that engineers and builds fixtures and furniture to outfit retail stores including: Williams Sonoma, West Elm, Soft Surroundings and Shinola to name a few. Check us out at   GLWDetroit.com
CFO at GRYT Health- GRYT is moving healthcare forward by helping to advance the treatment, care and experience of those affected by cancer. Check us out at: GRYTHealth.com
• Actively manages client performance improvement, strategic and operations planning by implementing sustainable methods and procedures
• *Personally negotiated and executed over $350 million in financings and mergers & acquisitions.
• *IT Systems- ERP, CRM. Financial (Salesforce, Microsoft Dynamics, SAGE and others)
• *Turnaround/Crisis Management
• *Rapid Growth, Cash or Capital Constrained Strategic Management
• *Performance Metric Implementation (KPIs)
• Certified Valuation Analyst and Due Diligence Services, Succession Planning, ESOPs
• *Financial Reporting, Budgets, Forecasts, Cost-Volume-Profit Analysis

SpectraLite LLC-Precision Agriculture (AI to enhance yield and reduce energy costs)
Chief Executive Officer
January 2020 - Present (4 years 5 months)

Great Lakes Woodworking
Chief Financial Officer
August 2017 - Present (6 years 10 months)

GRYT Health
4 years 10 months

CFO/Treasurer/Secretary
September 2019 - Present (4 years 9 months)

Chief Financial Officer
August 2019 - January 2022 (2 years 6 months)

Area Agency on Aging 1-B
Chief Administrative Officer
September 2014 - September 2016 (2 years 1 month)
Southfield, Michigan

The Area Agency on Aging 1-B (AAA 1-B). is a non-profit organization that serves the elderly and persons with disabilities who reside in Livingston, Macomb, Monroe, Oakland, St. Clair, and Washtenaw counties. Additional information is available on our web site: http://www.aaa1b.org
Accounting | Finance | Risk Management & Compliance | Treasury | Human Resources | Information Technology | New Business Start-up
*Negotiated contract changes with MI Department of Health and Human Services that increased profits by $500,000 annually.
*Managed new business launch that was on-time and $1.5 million under budget
*Established new cloud based system to manage contracting process that integrated with MS Dynamics Accounting and Finance Software
*Implemented integrated purchasing and payables processing resulting in $80,000 savings annually

Walsh Precision Products Company
President
January 1999 - September 2012 (13 years 9 months)
South Lyon, Michigan

Daily management of all aspects of operations for this TS 16949 registered automotive supply company.

Interlock Corporation (Currently Part of Delphi)
Executive Vice President/COO
1981 - 1991 (10 years)

Westland, MI

Reported to the President and was responsible for all operations.

Transformed a progressive die stamper into an integrated supplier of electrical connecting devices.

Grew company from 40 employees and $5MM in sales to 450 employees with $75MM in sales.

Developed product engineering, injection/insert molded plastics operations and assembly operations. Produced and sold over 1.5 billion stampings, 600 million pieces of plastic and 80 million assemblies annually. Achieved highest quality ratings from all OEMs.

Serviced the U.S. Auto electrical connecting devices market, including over 50% of all electrical and electronic connections on the Chrysler Minivan.

The company was sold to Framatome (FCI-Automotive) that was acquired by Delphi in 2012.

General Motors
Senior Financial Analyst
1978 - 1981 (3 years)

Received rapid promotions through Pricing, Cost Estimating, Plant Analysis and Capital Planning, and Budget & Forecast Departments.

Assigned to:

*Sales of Manufactured Products, including: engines to American Motors and Volvo Penta;

*Wrote Capital Plan for the Fiero car line;

*Established Make or Buy Group for Pontiac Motor that become model for all of GM, and

*Developed marketing and sales promotions.

Education

Northwestern University - Kellogg School of Management
MM, Finance

University of Notre Dame
BBA, Accountancy